Exhibit 12.1

RAIT Financial Trust

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(dollars in thousands)

	For the three months ended March 31,		For the years ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Net income from continuing operations as adjusted for minority interest	$28,475	$19,632	$74,704	$75,074	$63,098	$45,379	$41,390
Add back fixed charges:
Interest expense	159,661	5,393	63,410	13,011	5,435	4,642	5,919

Earnings before fixed charges and preferred share dividends	188,136	25,025	138,114	88,085	68,533	50,021	47,309
Fixed charges and preferred share dividends
Interest expense	159,661	5,393	63,410	13,011	5,435	4,642	5,919
Preferred share dividends	2,519	2,519	10,079	10,076	5,279	—	—

Subtotal	$162,180	$7,912	$73,489	$23,087	$10,714	$4,642	$5,919
Ratio of earnings to fixed charges and preferred share dividends	1.2x	3.2x	1.9x	3.8x	6.4x	10.8x	8.0x